UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1
Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Pure Cycle Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

746228303

(CUSIP Number)

December 31, 2013

Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 746228303		13G

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Trigran Investments, Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois company

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,615,127 shares of common stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,615,127 shares of common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,615,127 shares of common stock

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

11.

Percent of Class Represented by Amount in Row (9)
Approximately 6.7% as of December 31, 2013 (based on 24,037,598 shares of common stock issued and outstanding per Pure Cycle Corporation Form 10-Q dated January 10, 2014).

12.	Type of Reporting Person IA/CO

CUSIP No. 746228303		13G

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Trigran Investments, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois Limited Partnership

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,006,667 shares of common stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,006,667 shares of common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,006,667 shares of common stock

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

11.

Percent of Class Represented by Amount in Row (9)
Approximately 4.2% as of December 31, 2013 (based on 24,037,598 shares of common stock issued and outstanding per Pure Cycle Corporation Form 10-Q dated January 10, 2014).

12.	Type of Reporting Person PN

CUSIP No. 746228303		13G

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Douglas Granat

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,615,127 shares of common stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,615,127 shares of common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,615,127 shares of common stock

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

11.

Percent of Class Represented by Amount in Row (9)
Approximately 6.7% as of December 31, 2013 (based on 24,037,598 shares of common stock issued and outstanding per Pure Cycle Corporation Form 10-Q dated January 10, 2014).

12.	Type of Reporting Person IN/HC

CUSIP No. 746228303		13G

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Lawrence A. Oberman

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,615,127 shares of common stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,615,127 shares of common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,615,127 shares of common stock

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

11.

Percent of Class Represented by Amount in Row (9)
Approximately 6.7% as of December 31, 2013 (based on 24,037,598 shares of common stock issued and outstanding per Pure Cycle Corporation Form 10-Q dated January 10, 2014).

12.	Type of Reporting Person IN/HC

CUSIP No. 746228303		13G

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Steven G. Simon

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,615,127 shares of common stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,615,127 shares of common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,615,127 shares of common stock

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

11.

Percent of Class Represented by Amount in Row (9)
Approximately 6.7% as of December 31, 2013 (based on 24,037,598 shares of common stock issued and outstanding per Pure Cycle Corporation Form 10-Q dated January 14, 2014).

12.	Type of Reporting Person IN/HC

CUSIP No. 746228303			13G

Item 1(a)	Name of Issuer: Pure Cycle Corporation
Item 1(b)	Address of Issuer’s Principal Executive Offices: 1490 Lafayette Street, Suite 203 Denver, CO 80218

Item 2(a)	Name of Person Filing
Item 2(b)	Address of Principal Business Office
Item 2(c)

Citizenship

Trigran Investments, Inc.
630 Dundee Road, Suite 230
Northbrook, IL 60062
Illinois company

Trigran Investments, L.P.
630 Dundee Road, Suite 230
Northbrook, IL 60062
Illinois limited partnership

Douglas Granat
630 Dundee Road, Suite 230
Northbrook, IL 60062
U.S. Citizen

Lawrence A. Oberman
630 Dundee Road, Suite 230
Northbrook, IL 60062
U.S. Citizen

Steven G. Simon
630 Dundee Road, Suite 230
Northbrook, IL 60062
U.S. Citizen

2(d)	Title of Class of Securities: Common Stock, par value 1/3 of $.01 per share
2(e)	CUSIP Number: 746228303

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Exchange Act;
	(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act;
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Exchange Act;
	(d)	☐	Investment company registered under section 8 of the Investment Company Act;
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;
	(j)	☐	A non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J), please specify the type of institution: ____________________________

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

CUSIP No. 746228303	13G

Item 4	Ownership:(1)
	(a)	Amount beneficially owned: Incorporated by reference to Item 9 of the cover page pertaining to each reporting person.
	(b)	Percent of class: Incorporated by reference to Item 11 of the cover page pertaining to each reporting person.
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote: Incorporated by reference to Item 5 of the cover page pertaining to each reporting person.
		(ii)	Shared power to vote or to direct the vote: Incorporated by reference to Item 6 of the cover page pertaining to each reporting person.
		(iii)	Sole power to dispose or to direct the disposition of: Incorporated by reference to Item 7 of the cover page pertaining to each reporting person.
		(iv)	Shared power to dispose or to direct the disposition of: Incorporated by reference to Item 8 of the cover page pertaining to each reporting person.

(1)  Douglas Granat, Lawrence A. Oberman and Steven G. Simon are the controlling shareholders and sole directors of Trigran Investments, Inc. and thus may be considered the beneficial owners of shares beneficially owned by Trigran Investments, Inc.

Item 5	Ownership of Five Percent or Less of a Class:
As of the date hereof, Trigran Investments, L.P. has ceased to be the beneficial owner of more than 5 percent of the class of securities.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not Applicable.

Item 8	Identification and Classification of Members of the Group:
Not Applicable.

Item 9	Notice of Dissolution of Group:
Not Applicable.

CUSIP No. 746228303	13G

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 14th day of February, 2014

TRIGRAN INVESTMENTS, INC.

By:	s/ Lawrence A. Oberman
Name:	Lawrence A. Oberman
Title:	Executive Vice President and Director

TRIGRAN INVESTMENTS, L.P.

By:	s/ Lawrence A. Oberman
Name:	Lawrence A. Oberman
Title:	Executive Vice President and
Director of Trigran Investments, Inc., the General Partner of Trigran Investments, L.P.

s/ Douglas Granat
Douglas Granat

s/ Lawrence A. Oberman
Lawrence A. Oberman

s/ Steven G. Simon
Steven G. Simon

CUSIP No. 746228303	13G

INDEX TO EXHIBITS	PAGE

EXHIBIT 1: Agreement to Make a Joint Filing	11